                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 11-K


[X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended.............December 31, 1997....................

                                       OR

[ ]       TRANSITION REPORT PURSUANT  TO SECTION 15 (d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from .................to.....................


     Commission file number.........000-14824................[Plexus Corp.]


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  PLEXUS CORP.
                             55 JEWELERS PARK DRIVE
                            NEENAH, WISCONSIN  54956

                                    CONTENTS



                                                                              Pages


Report of Independent Accountants                                                2

Financial Statements:

         Statements of Net Assets Available for Plan Benefits
                  as of December 31, 1997 and 1996                               3

         Statement of Changes in Net Assets Available for Plan Benefits
                  for the year ended December 31, 1997                           4

         Notes to Financial Statements                                           5-8

Supplemental Schedules:

         Form 5500, Item 27(a) - Schedule of Assets Held for Investment
                  Purposes, December 31, 1997                                    9

         Form 5500, Item 27(d) - Schedule of Reportable Transactions for
                  the year ended December 31, 1997                               10



                         [Coopers & Lybrand Letterhead]

REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator
  and Employee-Participants

We have audited the financial statements of the Plexus Corp. Employee Stock Savings Plan as of December 31, 1997 and 1996, and for the year ended December 31, 1997, as listed on the accompanying index. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed on the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand LLP

Milwaukee, Wisconsin
May 22, 1998

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits
December 31, 1997 and 1996


                                                                       1997
                 -------------- ------------- ------------- ------------- ---------------- -------------- --------------
                                  American                   Quest for
                   Employer         Cash                       Value
                   Unitized      Management     MFS Bond    Opportunity   Vanguard Index     AIM Value     EuroPacific
                  Stock Fund        Fund          Fund          Fund         500 Fund          Fund        Growth Fund
                 -------------- ------------- ------------- ------------- ---------------- -------------- --------------
Investments,
at fair value     $ 13,596,121     $ 479,825     $ 350,036   $ 2,703,277      $ 2,493,480    $ 1,948,501    $ 1,307,302
Contribution
receivable:
  Employer              37,431             -             -             -                -              -              -
  Employee              15,671         1,671         3,114        15,505           14,743         16,657         12,150
                  ------------     ---------     ---------   -----------      -----------    -----------    -----------
Net assets
available for
plan benefits     $ 13,649,223     $ 481,496     $ 353,150   $ 2,718,782      $ 2,508,223    $ 1,965,158    $ 1,319,452
                  ============     =========     =========   ===========      ===========    ===========    ===========
                                    1997
                 ------------- ----------------- --------------

                     AIM
                  Constellation     Seligman
                     Fund        Frontier Fund        Total
                 ------------- ----------------- --------------
Investments,
at fair value     $ 1,789,560       $ 1,312,679   $ 25,980,781
Contribution
receivable:
  Employer                  -                 -         37,431
  Employee             18,276            12,928        110,715
                  -----------       -----------   ------------
Net assets
available for
plan benefits     $ 1,807,836       $ 1,325,607   $ 26,128,927
                  ===========       ===========   ============



                                                                       1996
                 -------------- ------------- ------------- ------------- ---------------- -------------- --------------
                                  American                   Quest for
                   Employer         Cash                       Value
                   Unitized      Management     MFS Bond    Opportunity   Vanguard Index     AIM Value     EuroPacific
                  Stock Fund        Fund          Fund          Fund         500 Fund          Fund        Growth Fund
                 -------------- ------------- ------------- ------------- ---------------- -------------- --------------
Investments,
at fair value      $ 8,284,330     $ 475,474     $ 127,306   $ 1,421,760      $ 1,363,226      $ 616,894      $ 345,594
Contribution
receivable:
  Employer              36,211             -             -             -                -              -              -
  Employee              10,187         1,922         3,575        13,307           11,272         15,637          9,427
                   -----------     ---------     ---------   -----------      -----------      ---------      ---------
Net assets
available for
plan benefits      $ 8,330,728     $ 477,396     $ 130,881   $ 1,435,067      $ 1,374,498      $ 632,531      $ 355,021
                   ===========     =========     =========   ===========      ===========      =========      =========



                                     1996
                --------------- ----------------- --------------

                     AIM
                Constellation       Seligman
                     Fund        Frontier Fund        Total
                --------------- ----------------- --------------
Investments,
at fair value        $ 633,828         $ 446,161   $ 13,714,573
Contribution
receivable:
  Employer                   -                 -         36,211
  Employee              17,769            12,683         95,779
                     ---------         ---------   ------------
Net assets
available for
plan benefits        $ 651,597         $ 458,844   $ 13,846,563
                     =========         =========   ============

The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the year December 31, 1997




                       --------------- ------------ ----------- ------------- ------------- -------------
                                        American                 Quest for
                          Employer        Cash                     Value        Vanguard
                          Unitized     Management   MFS Bond    Opportunity    Index 500     AIM Value
                         Stock Fund       Fund         Fund         Fund          Fund          Fund
                       --------------- ------------ ----------- ------------- ------------- -------------
Contributions:
  Employer               $    328,863   $   48,970   $  86,759   $   451,455   $   381,625    $  444,696
  Employee                    980,400            -           -             -             -             -
                         ------------   ----------   ---------   -----------   -----------    ----------
                            1,309,263       48,970      86,759       451,455       381,625       444,696
Investment Income:
  Net appreciation          8,296,761            -      22,633       345,115       490,540       218,533
  Interest income                   -       25,862           -             -             -             -
                         ------------   ----------   ---------   -----------   -----------    ----------
                            8,296,761       25,862      22,633       345,115       490,540       218,533
Deductions:
  Participant               (814,626)     (76,005)   (110,839)      (59,393)      (77,465)      (45,676)
withdrawals                     (225)        (675)       (315)         (675)         (485)         (325)
  Fees
                          (3,472,678)        5,948     224,031       547,213       339,510       715,399
                         ------------   ----------   ---------   -----------   -----------    ----------
Transfers
Net increase                5,318,495        4,100     222,269     1,283,715     1,133,725     1,332,627

Net assets available
for plan benefits
  Beginning of period       8,330,728      477,396     130,881     1,435,067     1,374,498       632,531
                         ------------   ----------   ---------   -----------   -----------    ----------

  End of period          $ 13,649,223   $  481,496   $ 353,150   $ 2,718,782   $ 2,508,223    $1,965,158
                         ============   ==========   =========   ===========   ===========    ==========




                      -------------- --------------- ----------------- --------------

                                          AIM
                       EuroPacific   Constellation       Seligman
                       Growth Fund        Fund        Frontier Fund        Total
                      -------------- --------------- ----------------- --------------
Contributions:
  Employer              $   317,396     $   521,136       $   357,168   $  2,938,068
  Employee                        -               -                 -        980,400
                        -----------     -----------       -----------    -----------
                            317,396         521,136           357,168      3,918,468
Investment Income:
  Net appreciation            6,412         109,749           150,109      9,639,852
  Interest income                 -            -                 -            25,862
                        -----------     -----------       -----------    -----------
                              6,412         109,749           150,109      9,665,714
Deductions:
  Participant              (31,463)        (49,169)          (34,145)    (1,298,781)
withdrawals                    (67)           (248)              (22)        (3,037)
  Fees
                            672,153         574,771           393,653              -
                        -----------     -----------       -----------    -----------
Transfers
Net increase                964,431       1,156,239           866,763     12,282,364

Net assets available
for plan benefits
  Beginning of period       355,021         651,597           458,844    13,846,563
                        -----------     -----------       -----------    -----------

  End of period         $ 1,319,452     $ 1,807,836       $ 1,325,607    $26,128,927
                        ===========     ===========       ===========    ===========


The accompanying notes are an integral part of these financial statements.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
Notes to Financial Statements


1.       Description of Plan:

         The following description of the Plexus Corp. Employee Stock Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         a. General: The Plan, effective January 1, 1989, is a contributory defined contribution plan covering all employees of Plexus Corp. (the "Company") who have completed ninety days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         b. Contributions: Employee pre-tax contributions are based on voluntary written elections by the participants directing the Company to defer a stated amount from the participants' compensation. Participants may elect to defer up to 15% of their annual compensation. The Company will make a matching contribution on behalf of a participant equal to 100% of the first 2.5% of the participants' elective deferrals. All Company matching contributions are allocated to the Employer Unitized Stock Fund. Contributions are limited by Section 401(k) of the Internal Revenue Code.

         c. Investment Alternatives: Plan participants may direct contributions and their account balances in 5% increments in any of nine investment options maintained by the trustee, Riggs National Bank of Washington, D.C., as follows:

              American Cash Management Fund: A mutual fund which seeks current income and preservation of capital through a money market fund. This fund invests primarily in short-term securities including treasury bills, certificates of deposit and commercial paper.

              MFS Bond Fund: A mutual fund which seeks to provide a high level of current income consistent with prudent investment risk. This fund invests primarily in investment-grade debt securities and unrated securities of comparable quality.

              Quest for Value Opportunity Fund: A mutual fund which seeks capital appreciation through investment securities of companies believed to be undervalued in the marketplace. This fund invests primarily in common stock, convertible securities and fixed-income securities.

              Vanguard Index 500 Fund: A mutual fund which seeks to match the investment performance of the Standard & Poor's 500 Composite Stock Price Index. This fund invests primarily in large-capitalization stocks.

              AIM Value Fund: A mutual fund which seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund to be undervalued relative to the appraisal of the companies' current or projected earnings or relative to the equity market in general.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
Notes to Financial Statements, Continued

1.       Description of Plan, Continued:

         c.   Investment Alternatives, Continued:

              EuroPacific Growth Fund: A mutual fund which seeks to achieve long-term growth of capital by investing in securities of issuers located outside the U.S. The fund invests in common stock of both small and large companies of major world markets, as well as in smaller developing countries.

              AIM Constellation Fund: A mutual fund which seeks to achieve capital appreciation by investing principally in common stocks with emphasis on medium-sized and smaller emerging growth companies.

              Seligman Frontier Fund: A mutual fund which seeks to achieve capital appreciation through investing in common stocks of small-sized to medium-sized companies with annual revenues of $400 million or less. The fund may also invest in U.S. government securities, corporate debt securities rated AA or higher, prime commercial paper, and certificates of deposit issued by the 100 largest domestic and 50 largest foreign banks.

              Employer Unitized Stock Fund: Investments which consist primarily in the common stock of the Company which is traded on the NASDAQ exchange. The remaining balance represents investments in money market funds acquired until stock trades are transacted.

         d. Participant Accounts and Allocations: Each participant's account is credited with the participant's contribution and allocations of Company contributions and fund investment earnings. Allocations are based on participant account balances in relation to total fund account balances, as defined by the Plan document. Participants in the Employer Unitized Stock Fund are allocated an undivided interest in the shares held by the Fund. At December 31, 1997 and 1996, the Employer Unitized Stock Fund held 867,897 and 494,007 shares of Plexus Corp. common stock valued at $14.9375 and $16.750 per share, respectively.

         e. Vesting and Distributions: Participants immediately vest in all contributions made to the Plan. Participant accounts are distributable in the form of a lump sum payment of cash or in whole shares of Company securities as elected by the participant upon a participant's retirement, termination of employment, death, disability, financial hardship or attainment of age 59-1/2. In addition, participant accounts can be rolled over into an individual retirement account ("IRA") or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70-1/2. Forfeitures of unclaimed distributions are used to reduce Company matching contributions.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
Notes to Financial Statements, Continued

1.       Description of Plan, Continued:

         f. Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of the participants shall be nonforfeitable.

2.       Summary of Accounting Policies:

         The Plan prepares its financial statements in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the periods presented. They also affect the disclosures of contingencies. Actual results could differ from those estimates.

         The following is a summary of the significant accounting policies followed by the Plan in presenting these financial statements.

         a. Investments, Value and Income Recognition: The Plan's investments are stated at fair value. Shares of the mutual fund accounts are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

              Purchases and sales of securities are reflected on a trade-date basis. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest income from securities is recorded as earned on an accrual basis.

              Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements of the Plan.

         b. Administrative Expenses: Certain expenses incurred in the administration of the Plan are paid by the Company and are not reflected within these financial statements.


3.       Tax Status:

         The United States Treasury Department advised the Plan on May 6, 1996 that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under provisions of Section 501(a).

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
Notes to Financial Statements, Continued

4.       Related Party Transactions:

         The day-to-day transactions of the Plan are processed by Aon Consulting, Inc. ("Aon"). Aon serves as the administrator of the Plan. Therefore, transactions with Aon qualify as party-in-interest. Fees paid by the Plan to Aon for transactional administrative services amounted to $3,037 for the year ended December 31, 1997.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
Form 5500, Item 27(a), Schedule of Assets Held for Investment Purposes December 31, 1997




   Column A           Column B                            Column C                    Column D           Column E
   --------           --------                            --------                    --------           --------


                 Identity of Issuer,
                 Borrower, Lessor or                   Description of                                     Current
                   Similar Party                         Investment                      Cost              Value
                   -------------                         ----------                      ----              -----
      *         Plexus Corp.                   Common Stock                           $5,684,895         $12,964,211
      *         Riggs National Bank            Rimco Monument Prime Money                631,910             631,910
                                               Market Account
                Riggs National Bank            American Cash Management Fund             479,825             479,825
                Riggs National Bank            MFS Bond Fund                             346,433             350,036
                Riggs National Bank            Quest for Value Opportunity             2,441,524           2,703,277
                                               Fund
                Riggs National Bank            Vanguard Index 500 Fund                 2,038,225           2,493,480
                Riggs National Bank            AIM Value Fund                          1,976,285           1,948,501
                Riggs National Bank            EuroPacific Growth Fund                 1,407,066           1,307,302
                Riggs National Bank            AIM Constellation Fund                  1,846,039           1,789,560
                Riggs National Bank            Seligman Frontier Fund                  1,316,372           1,312,679
                                                                                                  ===================
                                                                                                         $25,980,781
                                                                                                  ===================



* Party-in-interest transactions, which are exempt from prohibited transaction rules under Section 408(b) of ERISA.




See Report of Independent Accountants.

PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN
Form 5500, Item 27(d), Schedule of Reportable Transactions For the year ended December 31, 1997




    Column A           Column B                  Column C            Column D                Column G          Column I
    --------           --------                  --------            --------                --------          --------
  Identity of
    Party             Description                Purchase            Selling                 Cost of
  Involved            of Asset                   Price               Price                   Asset             Gain (Loss)
  --------            --------                   -----               -----                   -----             -----------
Plexus Corp.          Common Stock            $ 1,528,198         $ 5,132,940                $ 1,093,543        $ 4,039,397
                                                     (12)                (25)

Riggs                 Rimco
National              Monument
Bank                  Prime Money               7,419,001           6,779,672                  6,779,672               -
                      Market Fund                   (107)               (157)

Riggs                 American Cash
National              Management                  713,777             709,385                    709,385               -
Bank                  Fund                          (183)               (421)

Riggs                 AIM
National              Constellation             1,567,561             389,182                    344,957             44,225
Bank                  Fund                          (648)               (567)

Riggs                 AIM Value                 1,671,200             354,288                    287,499             66,789
National              Fund                          (640)               (544)
Bank

Riggs                 Quest for
National              Opportunity               1,617,350             588,842                    460,420            128,422
Bank                  Fund                          (532)               (614)

Riggs                 Vanguard
National              Index 500                 1,293,049             623,883                    429,440            194,443
Bank                  Fund                          (575)               (625)

Riggs                 EuroPacific               1,295,512             244,193                    222,554             21,639
National              Growth Fund                   (624)               (489)
Bank


Riggs                 Seligman                  1,111,261             266,415                    263,754              2,661
National              Frontier                      (516)               (461)
Bank                  Fund


NOTES:
(A)  Columns E and F are omitted as they are not applicable.
(B)  Column H is
     omitted as such amounts are the same as Column D.
(C) Figures in parentheses indicate number of individual transactions in total series.

See Report of Independent Accountants.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     PLEXUS CORP. EMPLOYEE STOCK SAVINGS PLAN



          Date: June 26, 1998  /s/ Joseph D. Kaufman
                               --------------------------------------
                               Joseph D. Kaufman
                                Employee Stock Savings Plan Fiduciary
                                Committee Member